Exhibit 99.1

BEST Inc. Announces Unaudited Second Quarter 2020 Financial Results

HANGZHOU, China, August 17, 2020 — BEST Inc. (NYSE: BEST) (“BEST” or the “Company”), a leading integrated smart supply chain solutions and logistics services provider in China, today announced its unaudited financial results for the quarter ended June 30, 2020.

Johnny Chou, Founder, Chairman and Chief Executive Officer of BEST, commented, “With the height of the COVID-19 pandemic in China behind us, we made a faster-than-expected recovery as we benefited from the deeper and wider trends of digitalization for merchants and online shopping for consumers. In the second quarter of 2020, we strategically targeted both top-line growth and profitability while enhancing efficiency across our businesses. As a result, we continued to gain healthy volume growth while lowering costs in our Express and Freight segments and improved our gross margin by 0.9 percentage point year-over-year, despite challenging market dynamics. We also continued to make strong progress in Store+, which resulted in a significant reduction in losses. We are confident that we have developed the right business model for Store+ that would bring a positive impact to the Company’s revenue growth and profitability. Our momentum has also been strong for Global, driven by robust demand in Southeast Asia, and further boosted by our entries into the markets of Malaysia, Singapore and Cambodia during the second quarter.”

“We are committed to delivering high-quality growth in a challenging market environment. Going forward, we plan to maintain a balanced growth strategy and strive for profitability by continuing leveraging our technology-enabled integrated supply chain and logistics service model, through emphasizing e-commerce, investing in technology application and automation, capturing revenue and cost synergies across multiple business units, and enhancing service quality. “ concluded Mr. Chou.

Gloria Fan, BEST’s Chief Financial Officer, commented, “In the second quarter, we continued efforts of cost and expense reductions, while reduced risks by emphasizing accounts with higher margins and implementing stringent credit control. Although we recorded a net loss of RMB 30.9 million, we achieved a gross profit of RMB570 million, a year-over-year increase of 9.6%, adjusted EBITDA of RMB158 million, and non-GAAP net income of RMB11 million, amid intensifying competition. In addition, we generated net operating cash flow of RMB723 million during the second quarter, which well covered our planned capital expenditure of RMB424 million, leading to a strong balance of cash and cash equivalents, restricted cash and short-term investments of RMB5.1 billion. These strong results demonstrate that through consistently improving operating efficiencies and expense management, we have achieved our strategy of balancing top-line growth and profitability for the quarter.”

FINANCIAL HIGHLIGHTS(1)

For the Quarter Ended June 30, 2020:

•                  Revenue was RMB8,418.3 million (US$1,191.5 million), a decrease of 4.2% year-over-year (“YoY”). The decrease was primarily due to a decrease in average selling price (ASP) of Express business, partially offset by an increase in Express volume.

•                      Gross Profit was RMB569.7 million (US$80.6 million), an increase of 9.6% YoY compared to gross profit of RMB520.1 million in the same period of 2019. The increase was primarily due to improved operating efficiency resulted from continued cost reduction, partially offset by a decrease in revenue. Gross Margin was 6.8%, an increase of 0.9 percentage point (ppt) YoY.

•                      Net Loss was RMB30.9 million (US$4.4 million), compared to a net loss of RMB22.4 million in the same period of 2019. Non-GAAP Net Income(2)(3) was RMB11.2 million (US$1.6 million), compared to non-GAAP Net Income of RMB6.5 million in the same period of 2019.

•                      Diluted EPS(4) was negative RMB0.06 (US$0.01), compared to negative RMB0.05 in the same period of 2019. Non-GAAP diluted EPS(3)(5) was RMB0.05 (US$0.01), compared to RMB0.02 in the same period of 2019.

•                      EBITDA(3)(6) was RMB117.9 million (US$16.7 million), compared to RMB122.0 million in the same period of 2019. Adjusted EBITDA(3)(6)  was RMB157.7 million (US$22.3 million), compared to RMB148.2 million in the same period of 2019.

BUSINESS HIGHLIGHTS AND STRATEGIC UPDATES(1)

Core Logistics and Supply Chain

The Company’s results rebounded strongly in the quarter ended June 30, 2020 as the impact from COVID-19 pandemic in China subsided. In addition to the company-wide pursuit of balanced top-line growth and profitability, its key strategic focus during the quarter also included:

(1) All numbers presented have been rounded to the nearest integer, tenth, or hundredth, and year-over-year comparisons are based on figures before rounding.

(2) Non-GAAP net income/loss represents net income/loss excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, and fair value change of equity investments (if any).

(3) See the sections entitled “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(4) Diluted earnings per share, or Diluted EPS, is calculated by dividing net profit attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period.

(5) Non-GAAP diluted earnings per share, or non-GAAP diluted EPS, represents diluted earnings per share excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, and fair value change of equity investments (if any).

(6) EBITDA represents net loss excluding depreciation, amortization, interest expense and income tax expense and minus interest income. Adjusted EBITDA represents EBITDA excluding share-based compensation expenses and fair value change of equity investments (if any).

•                  Emphasis on business integrations, synergies and efficiencies: the Company continued to emphasize e-commerce related transactions across all business units. This helped the Company achieve strong business-to-consumer (B2C) order growth during the quarter. Furthermore, the Company continued to enhance automation for its hubs and sortation centers, and combine dynamic routing between Express and Freight to drive down unit costs.

•                  Enhancement of service quality: the Company continued to focus on service enhancement, network flexibility, density of last-mile service outlets, and overall customer experience.

BEST Express — Successfully executed its strategy of balanced quality growth and profitability through continued cost reduction and improved quality of service. Parcel volume increased by 19.3% YoY, representing market share of 10.7% during the quarter, improving 0.2 ppt compared with the first quarter while achieving gross margin expansion of 0.9 ppt YoY despite challenging operating conditions. Average cost per parcel decreased by 21.5% YoY.

BEST Freight — Continued to solidify its leadership position and achieved a growth rate significantly higher than industry-wide average, as well as strong gross margin expansion of 2.5 ppts YoY, driven primarily by the Company’s focus on e-commerce products, economies of scale and continuous network optimization. Freight volume increased by 28.9% YoY in the quarter ended June 30, 2020. Average cost per tonne decreased by 21.1% YoY.

BEST Supply Chain Management — Focused on expanding franchised Cloud OFC business, while targeting projects with higher margins and clients with strong credit profile. As a result, gross margin increased by 0.8 ppt YoY to 9.7%. The total number of orders fulfilled by Cloud OFCs increased by 28.5% YoY to 111.3 million in the quarter ended June 30, 2020, of which the total number of orders fulfilled by franchised Cloud OFCs increased by 46.4% YoY to 53.7 million. The number of franchised OFCs increased by 25.9% YoY to 326.

BEST UCargo — The number of registered drivers on the UCargo mobile app increased 141.9% YoY to 244,234. The total number of transactions on the trucking brokerage platform increased by 19.8% YoY to 137,257.

BEST Capital — As of June 30, 2020, BEST Capital had provided financing solutions to 12,373 trucks in total, a quarter-over-quarter (“QoQ”) increase of 10.9% compared to March 31, 2020.

BEST Store+

Store+ business continued to execute its strategy of enhancing order quality to improve gross margin, while developing its asset-light partnership model which enables accelerated acquisition of both membership stores and franchised BEST-Neighbor stores, and contributes to lower selling and fulfilling expenses to achieve profitability. As a result, gross margin increased by 2.5ppts YoY to 13.0%, while adjusted EBITDA margin improved by 2.6 ppts YoY to negative 10.2%.

BEST Global

Global continued with strong momentum in Southeast Asia. In the quarter ended June 30, 2020, parcel volume in Thailand increased by 95.3% QoQ to approximately 10 million, while parcel volume in Vietnam increased by 54.3% QoQ to 5.75 million. The Company also launched express delivery services in Malaysia, Cambodia and Singapore, marking another significant step towards building an efficient logistics network with an extensive coverage in Southeast Asia.

Key Operational Metrics

	Three Months Ended			% Change YoY
	June 30, 2018	June 30, 2019	June 30, 2020	2019 VS 2018	2020 VS 2019
Express Parcel Volume (in ‘000)	1,280,050	1,906,863	2,274,585	49.0%	19.3%
Freight Volume (Tonne in ‘000)	1,366	1,730	2,230	26.6%	28.9%
Supply Chain Management Orders Fulfilled (in ‘000)	61,178	86,663	111,332	41.7%	28.5%
UCargo Number of Transactions (in ‘000)	96	115	137	19.4%	19.8%
Store+ Total Number of Orders Fulfilled (in ‘000)	871	780	768	(10.4)%	(1.6)%
Global Parcel Volume in Southeast Asia (in ‘000)	—	783	16,100	—	1,955.2%

FINANCIAL RESULTS

For the Quarter Ended June 30, 2020:

Revenue

The following table sets forth a breakdown of revenue by business segment for the periods indicated.

Table 1 — Breakdown of Revenue by Business Segment

	Three Months Ended
	June 30, 2019		June 30, 2020
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	% Change YoY
Core logistics and supply chain:
Express	5,448,476	62.1%	5,151,845	729,196	61.1%	(5.4)%
Freight	1,305,785	14.9%	1,364,989	193,202	16.2%	4.5%
Supply Chain Management	600,211	6.8%	509,708	72,144	6.1%	(15.1)%
UCargo	521,830	5.9%	492,554	69,716	5.9%	(5.6)%
Capital	56,398	0.6%	49,314	6,980	0.6%	(12.6)%
Total core logistics and supply chain	7,932,700	90.3%	7,568,410	1,071,238	89.9%	(4.6)%
Store+	790,558	9.0%	657,364	93,044	7.8%	(16.8)%
Global	64,872	0.7%	192,500	27,247	2.3%	196.7%
Total Revenue	8,788,130	100%	8,418,274	1,191,529	100%	(4.2)%

Core Logistics and Supply Chain

•                  Express Service Revenue decreased by 5.4% YoY to RMB5,151.8 million (US$729.2 million) from RMB5,448.5 million, primarily due to a 20.7% YoY decrease in ASP per parcel, offset by a 19.3% YoY increase in parcel volume. The decrease in ASP is primarily attributable to competitive market dynamics.

•                  Freight Service Revenue increased by 4.5% YoY to RMB1,365.0 million (US$193.2 million) from RMB1,305.8 million, primarily due to a 28.9% YoY increase in freight volume, offset by a 18.9% YoY decrease in ASP per tonne.

•                  Supply Chain Management Service Revenue decreased by 15.1% YoY to RMB509.7 million (US$72.1 million) from RMB600.2 million, primarily due to a decrease in transportation service revenue, partially offset by a 28.5% increase in number of B2C orders fulfilled.

•                  BEST UCargo Revenue decreased by 5.6% YoY to RMB492.6 million (US$69.7 million) from RMB521.8 million, primarily due to discontinuation of several key account customers to minimize credit exposure.

•                  BEST Capital Revenue decreased by 12.6% YoY to RMB49.3 million (US$7.0 million) from RMB56.4 million, primarily due to implementation of more stringent credit control policies.

BEST Store+ - Revenue decreased by 16.8% YoY to RMB657.4 million (US$93.0 million) from RMB790.6 million, primarily due to ongoing efforts to enhance order quality to improve margins.

BEST Global - Revenue increased by 196.7% YoY to RMB192.5 million (US$27.2 million) from RMB64.9 million, primarily due to strong growth in parcel volumes in Thailand and Vietnam.

Cost of Revenue

The following table sets forth a breakdown of cost of revenue by business segment for the periods indicated.

Table 2 — Breakdown of Cost of Revenue by Business Segment

	Three Months Ended					% of
	June 30, 2019		June 30, 2020			Revenue
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	Change YoY
Core logistics and supply chain:
Express	(5,203,842)	95.5%	(4,874,191)	(689,897)	94.6%	(0.9	)ppt
Freight	(1,222,296)	93.6%	(1,242,847)	(175,914)	91.1%	(2.5	)ppts
Supply Chain Management	(546,778)	91.1%	(460,298)	(65,151)	90.3%	(0.8	)ppt
UCargo	(499,994)	95.8%	(479,946)	(67,932)	97.4%	1.6	ppts
Capital	(16,794)	29.8%	(4,545)	(643)	9.2%	(20.6	)ppts
Total for core logistics and supply chain	(7,489,704)	94.4%	(7,061,827)	(999,537)	93.3%	(1.1	)ppts
Store+	(707,497)	89.5%	(572,162)	(80,984)	87.0%	(2.5	)ppts
Global	(70,862)	109.2%	(214,540)	(30,366)	111.4%	2.2	ppts
Total Cost of Revenue	(8,268,063)	94.1%	(7,848,529)	(1,110,887)	93.2%	(0.9	)ppt

Cost of Revenue was RMB7,848.5 million (US$1,110.9 million) or 93.2% of revenue in the quarter ended June 30, 2020, compared to RMB8,268.1 million or 94.1% of revenue in the same quarter of 2019. The decrease of 0.9 ppt in cost of revenue as a percentage of revenue was primarily attributable to economies of scale and improved operating efficiency.

Table 3 — Breakdown of Average Cost Per Parcel and Average Cost Per Tonne

	Three Months Ended		% Change
(in RMB)	June 30, 2019	June 30, 2020	YoY
Express:
Average Cost Per Parcel	2.73	2.14	(21.5)%
Average Transportation Cost Per Parcel	0.71	0.57	(19.6)%
Average Labor Cost Per Parcel	0.23	0.21	(8.3)%
Average Lease Cost Per Parcel	0.09	0.08	(11.7)%
Average Other Cost Per Parcel	0.14	0.08	(44.2)%
Average Last-mile Cost Per Parcel	1.56	1.20	(22.8)%
Freight:
Average Cost Per Tonne	706.5	557.4	(21.1)%
Average Transportation Cost Per Tonne	351.5	250.2	(28.8)%
Average Labor Cost Per Tonne	93.7	76.0	(18.8)%
Average Lease Cost Per Tonne	55.4	51.5	(7.0)%
Average Other Cost Per Tonne	44.5	40.8	(8.3)%
Average Last-mile Cost Per Tonne	161.4	138.9	(13.9)%

•                  Express Service Average Cost per Parcel decreased by 21.5%, primarily attributable to improved operating efficiency and economies of scale.

•                  Freight Service Average Cost per Tonne decreased by 21.1% YoY, primarily due to improved operating efficiency, network optimization and economies of scale.

Gross Profit was RMB569.7 million (US$80.6 million), compared to gross profit of RMB520.1 million in the same quarter of 2019; Gross Margin was 6.8%, compared to 5.9% in the same quarter of 2019.

Operating Expenses

The following table sets forth a breakdown of operating expenses and adjusted operating expenses by category for the periods indicated.

Table 4 — Breakdown of Operating Expenses and Adjusted Operating Expenses by Category

	Three Months Ended
	June 30, 2019		June 30, 2020			% of Revenue
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	Change YoY
Selling, General and Administrative Expenses	(514,391)	5.9%	(555,417)	(78,614)	6.6%	0.7	ppt
Adjusted for SBC Expenses	(23,569)	0.3%	(36,541)	(5,172)	0.5%	0.2	ppt
Adjusted Selling, General and Administrative Expenses	(490,822)	5.6%	(518,876)	(73,442)	6.1%	0.5	ppt
Research and Development Expenses	(62,517)	0.7%	(50,499)	(7,148)	0.6%	(0.1	)ppt
Adjusted for SBC Expenses	(2,388)	0.0%	(2,489)	(352)	0.0%	0.0	ppt
Adjusted Research and Development Expenses	(60,129)	0.7%	(48,010)	(6,796)	0.6%	(0.1	)ppt
Total Operating Expenses	(576,908)	6.6%	(605,916)	(85,762)	7.2%	0.6	ppt
Adjusted for SBC Expenses	(25,957)	0.3%	(39,030)	(5,524)	0.5%	0.2	ppt
Adjusted Total Operating Expenses	(550,951)	6.3%	(566,886)	(80,238)	6.7%	0.4	ppt

Selling, General and Administrative Expenses were RMB555.4 million (US$78.6 million) or 6.6% of revenue in the quarter ended June 30, 2020, compared to RMB514.4 million or 5.9% of revenue in the same quarter of 2019. The increase in selling, general and administrative expenses was primarily attributable to losses on disposal of fixed assets due to upgrade of Express’s equipment.

Research and Development Expenses were RMB50.5 million (US$7.1 million) or 0.6% of revenue in the quarter ended June 30, 2020, compared to RMB62.5 million, or 0.7% of revenue in the same quarter of 2019. The decrease in research and development expenses was primarily attributable to capitalization of certain R&D expenditure to intangible assets, as well as reduction in travel expenses.

Share-based Compensation (“SBC”) Expenses included in the cost and expense items above in the quarter ended June 30, 2020 were RMB39.7 million (US$5.6 million), compared to RMB26.2 million in the same quarter of 2019. In the second quarter of 2020, RMB0.7 million (US$0.1 million) was allocated to cost of revenue, RMB2.9 million (US$0.4 million) was allocated to selling expenses, RMB33.6 million (US$4.8 million) was allocated to general and administrative expenses, and RMB2.5 million (US$0.3 million) was allocated to research and development expenses.

Net Loss and Non-GAAP Net Income

Net Loss in the quarter ended June 30, 2020 was RMB30.9 million (US$4.4 million), compared to Net Loss of RMB22.4 million in the same period of 2019. Excluding the impact of SBC expenses and amortization of intangible assets resulting from business acquisitions, non-GAAP Net Income in the quarter ended June 30, 2020 was RMB11.2 million (US$1.6 million), compared to non-GAAP Net Income of RMB6.5 million in the same quarter of 2019.

The following table sets forth a breakdown of non-GAAP net income for the three months ended June 30, 2020 by segment.

Table 5 — Breakdown of non-GAAP Net Income by Segment

	Three Months Ended June 30, 2020
	Core logistics and supply chain
(In RMB’000)	Express	Freight	Supply Chain	UCargo	Capital	Store+	Global	Unallocated(7)	Total
Non-GAAP Net Income/(Loss)	108,337	57,940	(5,131)	(17,626)	36,849	(69,405)	(50,735)	(48,991)	11,238

Diluted EPS and non-GAAP diluted EPS

Diluted EPS in the quarter ended June 30, 2020 was negative RMB0.06 (US$0.01), based on a weighted average of 389.3 million diluted shares outstanding during the quarter. This is compared to negative RMB0.05 on a weighted average of 388.2 million diluted shares outstanding in the same period of 2019. Excluding SBC expenses and amortization of intangible assets resulting from business acquisitions, non-GAAP diluted EPS in the quarter ended June 30, 2020 was RMB0.05 (US$0.01), compared to RMB0.02 in the same period of 2019. A reconciliation of non-GAAP diluted EPS to diluted EPS is included at the end of this results announcement.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA was RMB157.7 million (US$22.3 million), compared to RMB148.2 million in the quarter ended June 30, 2019. Adjusted EBITDA Margin was 1.9%, compared to 1.7% in the quarter ended June 30, 2019.

Adjusted EBITDA and Adjusted EBITDA Margin by Segment

The following table sets forth a breakdown of adjusted EBITDA and adjusted EBITDA margin for the three months ended June 30, 2020 by segment.

(7) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

Table 6 — Breakdown of Adjusted EBITDA and Adjusted EBITDA Margin by Segment

	Three Months Ended June 30, 2020
	Core logistics and supply chain
(In RMB’000)	Express	Freight	Supply Chain	UCargo	Capital	Store+	Global	Unallocated(8)	Total
Adjusted EBITDA	188,881	73,075	5,709	(17,507)	40,708	(67,336)	(47,805)	(18,064)	157,661
Adjusted EBITDA Margin	3.7%	5.4%	1.1%	(3.6)%	82.5%	(10.2)%	(24.8)%	—	1.9%

Core Logistics and Supply Chain - Adjusted EBITDA was RMB290.9 million (US$41.2 million), compared to RMB298.5 million in the quarter ended June 30, 2019. Adjusted EBITDA Margin was 3.8%, remain flat compared to the quarter ended June 30, 2019.

Store+ - Adjusted EBITDA was negative RMB67.3 million (US$9.5 million), compared to negative RMB101.6 million in the quarter ended June 30, 2019. Adjusted EBITDA Margin was negative 10.2% compared to negative 12.8% in the quarter ended June 30, 2019.

Global - Adjusted EBITDA was negative RMB47.8 million (US$6.8 million), compared to negative RMB32.3 million in the quarter ended June 30, 2019. Adjusted EBITDA Margin was negative 24.8% compared to negative 49.8% in the quarter ended June 30, 2019.

Cash and Cash Equivalents, Restricted Cash and Short-term Investments

As of June 30, 2020, cash and cash equivalents, restricted cash and short-term investments were RMB5,141.9 million (US$727.8 million), compared to RMB4,236.1 million as of March 31, 2020.

Net Cash Generated from Operating Activities

Net cash generated from operating activities was RMB722.6 million (US$102.3 million), compared to RMB334.2 million in the same period of 2019. The increase in net cash generated from operating activities was mainly due to recovery from COVID-19 and significant growth of our Express and Freight volumes from the first quarter of 2020.

Capital Expenditures (“CAPEX”)

CAPEX was RMB424.1 million (US$60.0 million), or 5.0% of total revenue in the quarter ended June 30, 2020, compared to CAPEX of RMB380.9 million, or 4.3% of total revenue, in the same period of 2019. The increase in CAPEX was primarily due to planned upgrades of automation systems in major hubs, sortation centers, and Cloud OFCs, which included investments in high-speed automated sorting lines, dimension and weight scanning systems.

(8) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

SHARES OUTSTANDING

As of the date of this press release, the Company had approximately 385.1 million ordinary shares outstanding(9). Each American Depositary Share represents one Class A ordinary share.

FINANCIAL GUIDANCE

Due to the rapidly evolving market dynamics, the negative impact from the COVID-19 pandemic, BEST is unable to provide financial guidance at this time. The Company is closely monitoring the situation and will provide more information as it becomes available.

WEBCAST AND CONFERENCE CALL INFORMATION

The Company will hold a conference call at 9:00 pm U.S. Eastern Time on August 17, 2020 (9:00 am Beijing Time on August 18), to discuss its financial results and operating performance for the second quarter of 2020.

Participants may access the call by dialing the following numbers:

United States	: +1-888-317-6003
Hong Kong	: 800-963976 or +852-5808-1995
China	: 4001-206115
International	: +1-412-317-6061
Participant Elite Entry Number	: 7770489

A replay of the conference call will be accessible through August 24, 2020 by dialing the following numbers:

United States	: +1-877-344-7529
International	: +1-412-317-0088
Replay Access Code	: 10146908

Please visit the Company’s investor relations website http://ir.best-inc.com/ on August 17, 2020 to view the earnings release prior to the conference call. A live and archived webcast of the conference call and a corporate presentation will be available at the same site.

ABOUT BEST INC.

BEST Inc. (NYSE: BEST) is a leading integrated smart supply chain solutions and logistics services provider in China. Through its proprietary technology platform and extensive networks, BEST offers a comprehensive set of logistics and value-add services, including express and freight delivery, supply chain management and last-mile services, truckload service brokerage, international logistics and financial services. BEST’s mission is to empower business and enrich life by leveraging technology and business model innovation to create a smarter, more efficient supply chain. For more information, please visit: http://www.best-inc.com/en/.

(9) The total number of shares outstanding excludes shares reserved for future issuances upon exercise or vesting of awards granted under the Company’s share incentive plans.

For investor and media inquiries, please contact:

BEST Inc.

Investor relations team

ir@best-inc.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

E-mail: best@tpg-ir.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: best@tpg-ir.com

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as BEST’s strategic and operational plans, contain forward-looking statements. BEST may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about BEST’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: BEST’s goals and strategies; BEST’s future business development, results of operations and financial condition; BEST ‘s ability to maintain and enhance its ecosystem; BEST ‘s ability to continue to innovate, meet evolving market trends, adapt to changing customer demands and maintain its culture of innovation; fluctuations in general economic and business conditions in China and other countries in which BEST operates, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in BEST’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and BEST does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

USE OF NON-GAAP FINANCIAL MEASURES

In evaluating its business, BEST considers and uses non-GAAP measures, such as non-GAAP net loss/income, non-GAAP net loss/profit margin, adjusted EBITDA, adjusted EBITDA margin, EBITDA, adjusted selling expenses, adjusted general and administrative expenses, adjusted research and development expenses, and non-GAAP diluted EPS, as supplemental measures in the evaluation of the Company’s operating results and in the Company’s financial and operational decision-making. The Company believes these non-GAAP financial measures that help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in loss from operations and net loss. The Company believes that these non-GAAP financial measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in the results announcement.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Summary of Unaudited Condensed Consolidated Income Statements

(In Thousands)

	Three Months Ended June 30,			Six Months Ended June 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Revenue
Express	5,448,476	5,151,845	729,196	9,716,435	8,518,532	1,205,720
Freight	1,305,785	1,364,989	193,202	2,293,715	2,048,509	289,948
Supply Chain Management	600,211	509,708	72,144	1,134,848	917,300	129,835
Store+	790,558	657,364	93,044	1,344,080	1,120,199	158,554
Global	64,872	192,500	27,247	105,819	308,288	43,635
Ucargo	521,830	492,554	69,716	963,017	873,103	123,580
Capital	56,398	49,314	6,980	104,790	97,799	13,843
Total Revenue	8,788,130	8,418,274	1,191,529	15,662,704	13,883,730	1,965,115
Cost of Revenue
Express	(5,203,842)	(4,874,191)	(689,897)	(9,341,550)	(8,365,512)	(1,184,061)
Freight	(1,222,296)	(1,242,847)	(175,914)	(2,177,011)	(2,059,282)	(291,472)
Supply Chain Management	(546,778)	(460,298)	(65,151)	(1,059,832)	(864,744)	(122,397)
Store+	(707,497)	(572,162)	(80,984)	(1,190,942)	(973,637)	(137,809)
Global	(70,862)	(214,540)	(30,366)	(118,487)	(362,858)	(51,359)
Ucargo	(499,994)	(479,946)	(67,932)	(932,675)	(852,985)	(120,732)
Capital	(16,794)	(4,545)	(643)	(29,434)	(11,602)	(1,642)
Total Cost of Revenue	(8,268,063)	(7,848,529)	(1,110,887)	(14,849,931)	(13,490,620)	(1,909,472)
Gross Profit	520,067	569,745	80,642	812,773	393,110	55,643
Selling Expenses	(213,222)	(230,433)	(32,616)	(406,489)	(449,210)	(63,582)
General and Administrative Expenses	(301,169)	(324,984)	(45,998)	(588,246)	(625,703)	(88,563)
Research and Development Expenses	(62,517)	(50,499)	(7,148)	(116,536)	(110,814)	(15,685)
Total Operating Expenses	(576,908)	(605,916)	(85,762)	(1,111,271)	(1,185,727)	(167,830)
Loss from Operations	(56,841)	(36,171)	(5,120)	(298,498)	(792,617)	(112,187)
Interest Income	26,024	18,415	2,606	50,049	40,000	5,662
Interest Expense	(14,696)	(41,379)	(5,857)	(40,744)	(74,551)	(10,552)
Foreign Exchange (Loss)/ Gain	(2,198)	334	47	(4,066)	185	26
Other Income	33,076	37,935	5,369	53,635	71,869	10,172
Other Expense	(3,225)	(6,037)	(854)	(7,920)	(18,361)	(2,599)
Loss before Income Tax and Share of Net Loss of Equity Investees	(17,860)	(26,903)	(3,809)	(247,544)	(773,475)	(109,478)
Income Tax Expense	(4,410)	(3,952)	(559)	(8,102)	(8,102)	(1,147)
Loss before Share of Net Loss of Equity Investees	(22,270)	(30,855)	(4,368)	(255,646)	(781,577)	(110,625)
Share of Net Loss of Equity Investees	(101)	(44)	(6)	(136)	(74)	(10)
Net Loss	(22,371)	(30,899)	(4,374)	(255,782)	(781,651)	(110,635)
Net Loss attributable to non-controlling interests	(3,077)	(6,571)	(930)	(5,430)	(14,431)	(2,043)
Net loss attributable to Best Inc.	(19,294)	(24,328)	(3,444)	(250,352)	(767,220)	(108,592)
Net loss attributable to ordinary shareholders	(19,294)	(24,328)	(3,444)	(250,352)	(767,220)	(108,592)

Summary of Unaudited Condensed Consolidated Balance Sheets
(in thousands)

	As of December 31, 2019	As of June 30, 2020
	RMB	RMB	US$
Assets
Current Assets
Cash and Cash Equivalents	1,994,683	2,384,686	337,530
Restricted Cash	1,786,832	1,625,088	230,016
Accounts and Notes Receivables	1,229,083	997,130	141,136
Inventories	140,006	158,718	22,465
Prepayments and Other Current Assets	2,750,126	2,921,347	413,490
Short-term Investments	1,057,598	532,500	75,370
Lease Rental Receivables	483,363	488,841	69,191
Amounts Due from Related Parties	246,758	187,871	26,591
Total Current Assets	9,688,449	9,296,181	1,315,789
Non-current Assets
Property and Equipment, Net	2,939,379	3,548,293	502,228
Intangible Assets, Net	121,587	112,288	15,893
Goodwill	490,986	499,433	70,690
Long-term Investments	230,855	230,781	32,665
Non-current Deposits	127,191	145,892	20,650
Other Non-current Assets	346,645	471,378	66,719
Operating Lease Right-of-use Assets	4,378,804	4,277,966	605,507
Lease Rental Receivables	993,260	892,626	126,343
Restricted Cash	175,700	599,622	84,871
Total non-current Assets	9,804,407	10,778,279	1,525,566
Total Assets	19,492,856	20,074,460	2,841,355
Liabilities and Shareholders’ Equity
Current Liabilities
Short-term Bank Loans	2,510,500	2,650,059	375,092
Securitization Debt	104,899	67,947	9,617
Accounts and Notes Payable	3,391,383	3,232,139	457,480
Accrued Expenses and Other Liabilities	2,019,634	2,165,136	306,455
Customer Advances and Deposits and Deferred Revenue	1,489,510	1,528,563	216,354
Operating Lease Liabilities	1,035,252	1,114,936	157,809
Financing Lease Liabilities	1,363	1,003	142
Amounts Due to Related Parties	9,769	8,316	1,177
Income Tax Payable	7,358	8,944	1,266
Total Current Liabilities	10,569,668	10,777,043	1,525,392
Non-current Liabilities
Convertible senior notes held by related parties	680,104	1,749,900	247,682
Convertible Senior Notes held by third parties	680,104	693,456	98,152
Operating Lease Liabilities	3,482,634	3,323,387	470,395
Financing Lease Liabilities	2,072	4,539	642
Deferred Tax Liabilities	25,806	24,502	3,468
Other Non-current Liabilities	137,184	159,826	22,622
Long-term Bank Loans	—	276,955	39,200
Total Non-current Liabilities	5,007,904	6,232,565	882,161
Total Liabilities	15,577,572	17,009,608	2,407,553
Shareholders’ Equity
Ordinary Shares	25,988	25,988	3,678
Treasury Shares	—	(111,164)	(15,734)
Additional Paid-In Capital	19,353,400	19,431,389	2,750,335
Statutory reserves	7,865	9,154	1,296
Accumulated Deficit	(15,629,537)	(16,453,792)	(2,328,883)
Accumulated Other Comprehensive Income	163,196	183,078	25,913
BEST Inc. Shareholders’ Equity	3,920,912	3,084,653	436,605
Non-controlling Interests	(5,628)	(19,801)	(2,803)
Total Shareholders’ Equity	3,915,284	3,064,852	433,802
Total Liability and Shareholders’ Equity	19,492,856	20,074,460	2,841,355

Summary of Unaudited Condensed Consolidated Statements of Cash Flows
(In Thousands)

	Three Months Ended June 30,			Six Months Ended June 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Net Cash Generated from/ (Used in) Operating Activities	334,242	722,606	102,277	128,692	(570,907)	(80,807)
Net Cash Used in Investing Activities	(638,496)	(283,084)	(40,068)	(827,251)	(169,167)	(23,944)
Net Cash Generated from Financing Activities	304,705	762,081	107,866	661,497	1,367,066	193,496
Exchange Rate Effect on Cash, Cash Equivalents, and Restricted Cash	27,331	1,023	145	(70)	25,189	3,565
Net Increase/(Decrease) in Cash and Cash Equivalents, and Restricted Cash	27,782	1,202,626	170,220	(37,132)	652,181	92,310
Cash and Cash Equivalents, and Restricted Cash at Beginning of Period	2,934,494	3,406,770	482,197	2,999,408	3,957,215	560,107
Cash and Cash Equivalents, and Restricted Cash at End of Period	2,962,276	4,609,396	652,417	2,962,276	4,609,396	652,417

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

The table below sets forth a reconciliation of the Company’s net loss to EBITDA, adjusted EBITDA and adjusted EBITDA margin for the periods indicated:

Table 7 — Reconciliation of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

	Three Months Ended June 30, 2020
	Core logistics and supply chain
(In RMB’000)	Express	Freight	Supply Chain	UCargo	Capital	Store+	Global	Unallocated(10)	Total
Net Income/(Loss)	103,938	55,219	(7,966)	(18,336)	36,524	(73,566)	(53,899)	(72,813)	(30,899)
Add
Depreciation & Amortization	79,308	15,135	10,936	119	394	3,926	4,151	7,963	121,932
Interest Expense	—	—	—	—	—	—	—	41,379	41,379
Income Tax Expense	1,236	—	(96)	—	3,465	(372)	(281)	—	3,952
Subtract
Interest Income	—	—	—	—	—	—	—	(18,415)	(18,415)
EBITDA	184,482	70,354	2,874	(18,217)	40,383	(70,012)	(50,029)	(41,886)	117,949
Add
Share-based Compensation Expenses	4,399	2,721	2,835	710	325	2,676	2,224	23,822	39,712
Adjusted EBITDA	188,881	73,075	5,709	(17,507)	40,708	(67,336)	(47,805)	(18,064)	157,661
Adjusted EBITDA Margin	3.7%	5.4%	1.1%	(3.6%)	82.5%	(10.2%)	(24.8%)	—	1.9%

	Three Months Ended June 30, 2019
	Core logistics and supply chain
(In RMB’000)	Express	Freight	Supply Chain	UCargo	Capital	Store+	Global	Unallocated(11)	Total
Net Income/(Loss)	104,531	15,552	(2,524)	4,477	26,916	(106,720)	(35,871)	(28,732)	(22,371)
Add
Depreciation & Amortization	108,057	13,449	14,251	59	412	3,666	2,313	9,043	151,250
Interest Expense	—	—	—	—	—	—	—	14,696	14,696
Income Tax Expense	—	—	133	—	4,981	(434)	(270)	—	4,410
Subtract
Interest Income	—	—	—	—	—	—	—	(26,024)	(26,024)
EBITDA	212,588	29,001	11,860	4,536	32,309	(103,488)	(33,828)	(31,017)	121,961
Add
Share-based Compensation Expenses	3,023	1,918	2,583	592	65	1,922	1,495	14,614	26,212
Adjusted EBITDA	215,611	30,919	14,443	5,128	32,374	(101,566)	(32,333)	(16,403)	148,173
Adjusted EBITDA Margin	4.0%	2.4%	2.4%	1.0%	57.4%	(12.8%)	(49.8%)	—	1.7%

The table below sets forth a reconciliation of the Company’s net loss to non-GAAP net income, non-GAAP net income margin for the periods indicated:

(10) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

(11) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

Table 8 — Reconciliation of Non-GAAP Net Income and Non-GAAP Net Income Margin

	Three Months Ended June 30, 2020
	Core logistics and supply chain
(In RMB’000)	Express	Freight	Supply Chain	UCargo	Capital	Store+	Global	Unallocated(12)	Total
Net Income/(Loss)	103,938	55,219	(7,966)	(18,336)	36,524	(73,566)	(53,899)	(72,813)	(30,899)
Add
Share-based Compensation Expenses	4,399	2,721	2,835	710	325	2,676	2,224	23,822	39,712
Amortization of Intangible Assets Resulting from Business Acquisition	—	—	—	—	—	1,485	940	—	2,425
Non-GAAP Net Income/(Loss)	108,337	57,940	(5,131)	(17,626)	36,849	(69,405)	(50,735)	(48,991)	11,238
Non-GAAP Net Income/(Loss) Margin	2.1%	4.2%	(1.0%)	(3.6%)	74.7%	(10.6%)	(26.4%)	—	0.1%

	Three Months Ended June 30, 2019
	Core logistics and supply chain
(In RMB’000)	Express	Freight	Supply Chain	UCargo	Capital	Store+	Global	Unallocated(13)	Total
Net Income/(Loss)	104,531	15,552	(2,524)	4,477	26,916	(106,720)	(35,871)	(28,732)	(22,371)
Add
Share-based Compensation Expenses	3,023	1,918	2,583	592	65	1,922	1,495	14,614	26,212
Amortization of Intangible Assets Resulting from Business Acquisition	—	—	—	—	—	1,737	907	—	2,644
Non-GAAP Net Income/(Loss)	107,554	17,470	59	5,069	26,981	(103,061)	(33,469)	(14,118)	6,485
Non-GAAP Net Income/(Loss) Margin	2.0%	1.3%	0.0%	1.0%	47.8%	(13.0%)	(51.6%)	—	0.1%

(12) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

(13) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

The table below sets forth a reconciliation of the Company’s diluted EPS to non-GAAP diluted EPS for the periods indicated:

Table 9 — Reconciliation of Diluted EPS and Non-GAAP Diluted EPS

	Three Months Ended June 30,		Six Months Ended June 30,
	2020		2020
(In ‘000)	RMB	US$	RMB	US$
Net Loss Attributable to Ordinary Shareholders	(24,328)	(3,444)	(767,220)	(108,592)
Add
Share-based Compensation Expenses	39,712	5,621	75,934	10,748
Amortization of Intangible Assets Resulting from Business Acquisitions	2,425	343	4,892	692
Non-GAAP Net Profit/(Loss) Attributable to Ordinary Shareholders for Computing Non-GAAP Diluted EPS	17,809	2,520	(686,394)	(97,152)
Weighted Average Diluted Shares Outstanding During the Quarter
Diluted	389,265,285	389,265,285	389,510,030	389,510,030
Diluted (Non-GAAP)	391,930,771	391,930,771	389,510,030	389,510,030
Diluted EPS	(0.06)	(0.01)	(1.97)	(0.28)
Add
Non-GAAP adjustment to net loss per share	0.11	0.02	0.21	0.03
Non-GAAP Diluted EPS	0.05	0.01	(1.76)	(0.25)